UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NewLink Genetics Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
 (Title of Class of Securities)

651511107
 (CUSIP Number of Class of Securities)
Charles J. Link, Jr.
Chief Executive Officer
NewLink Genetics Corporation
2503 South Loop Drive
Ames, Iowa 50010
(515) 296-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
James C.T. Linfield
Cooley LLP
380 Interlocken Crescent
Broomfield, CO 80021
(720) 566-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,459,009	$298.03
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 5,854,575 shares of the issuer’s common stock, having an aggregate value of $2,459,009 as of June 17, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01212% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet-Overview” and “Summary Term Sheet-Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated June 20, 2019 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.
(a) Name and Address.
NewLink Genetics Corporation, a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 2503 South Loop Drive, Ames, Iowa 50010, and the telephone number of its principal executive offices is (515) 296-5555.
(b) Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders and non-employee director optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.01 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock.
An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2000 Equity Incentive Plan, 2009 Equity Incentive Plan, or 2010 Non-Employee Directors’ Stock Award Plan on or prior to December 31, 2018 and has an exercise price equal to or greater than $2.97 per share. As of June 17, 2019, there were Eligible Options to purchase 5,854,575 shares of Common Stock outstanding.
Pursuant to the Exchange Offer, in exchange for the cancellation of an Eligible Option, the Company will grant a new option (the “New Option”) following the Expiration Time (as defined in the Exchange Offer) for a reduced number of shares and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).
The information set forth in the Exchange Offer under “Summary Term Sheet-Overview,” “Summary Term Sheet-Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.
(c) Trading Market and Price.
The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) are incorporated herein by reference.
The address of each executive officer and director of the Company is:

NewLink Genetics Corporation
2503 South Loop Drive
Ames, Iowa 50010

The directors and executive officers of the Company are set forth in the following table:

Executive Officers	Title
Charles J. Link, Jr., M.D.	Chairman of the Board and Chief Executive and Scientific Officer
Nicolas N. Vahanian, M.D.	President
Eugene P. Kennedy, M.D.	Chief Medical Officer

Directors	Title
Charles J. Link, Jr., M.D.	Chairman of the Board
Thomas A. Raffin, M.D.	Director
Ernest J. Talarico, III.	Director
Matthew L. Sherman, M.D.	Director
Lota S. Zoth	Director
Nicholas N. Vahanian, M.D.	Director
Chad A. Johnson	Director

 Item 4. Terms of the Transaction.
(a) Material Terms.
The information set forth in the Exchange Offer under “Summary Term Sheet-Overview,” “Summary Term Sheet-Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.
(b) Purchases.
The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(15) also contain information regarding the subject company.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) is incorporated herein by reference.
(c) Plans.
The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth in the Exchange Offer under Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.
(b) Conditions.
The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 8.  Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
(b) Securities Transactions.
The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
Not applicable.
Item 10. Financial Statements.
(a) Financial Information.
The information set forth in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”), including Schedule A (“Selected Financial Data”) to the Exchange Offer; and Section 15 (“Additional Information”) of the Exchange Offer is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b) Pro Forma Information.
Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
(2) The information set forth in the Exchange Offer under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(3) Not applicable.
(4) Not applicable.
(5) Not applicable.
(c) Other Material Information.
Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated June 20, 2019
(a)(1)(B)	Form of Email Announcement
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal of Election Form
(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form
(a)(1)(G)	Form of Reminder Email
(a)(1)(H)	Form of Confirmation Letter to Eligible Employees Participating in the Exchange Offer
(b)	Not applicable
(d)(1)	2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)
(d)(2)
Form of Stock Option Agreement under 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)

(d)(3)
Form of Stock Option Grant Notice under 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)

(d)(4)
Form of Stock Bonus Agreement under 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)

(d)(5)	Amended and Restated 2009 Equity Incentive Plan
(d)(6)
Form of Stock Option Agreement under 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)

(d)(7)
Form of Stock Option Grant Notice under 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-171300), as filed with the SEC on December 21, 2010)

(d)(8)
Form of Restricted Stock Unit Award Agreement under 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on August 5, 2014)

(d)(9)
Form of Restricted Stock Unit Grant Notice [Four Year Annual Vesting] under 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on August 5, 2014)

(d)(10)
Form of Restricted Stock Unit Grant Notice [Immediately Vested] under 2009 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on August 5, 2014)

(d)(11)
2010 Non-Employee Directors' Stock Award Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on November 8, 2016)

(d)(12)
Form of Restricted Stock Unit Award Agreement under 2010 Non-Employee Directors' Stock Award Plan, as amended (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on August 5, 2014)

(d)(13)
Form of Restricted Stock Unit Grant Notice under 2010 Non-Employee Directors' Stock Award Plan, as amended, (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-35342), as filed with the SEC on August 5, 2014)

(d)(14)	2010 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35342), as filed with the SEC on May 14, 2013)
(d)(15)
Controlled Equity OfferingSM Sales Agreement, dated March 12, 2018, between the Company and Cantor Fitzgerald & Co. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35342), as filed with the SEC on March 13, 2018)

(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NewLink Genetics Corporation

By:	/s/ Charles J. Link, Jr., M.D.
Charles J. Link, Jr., M.D.
Its:	Chief Executive and Scientific Officer

Dated:    June 20, 2019